SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

InterMune, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45884X103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

June 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 45884X103		Page 2 of 10 pages

1	Names of Reporting Persons Warburg, Pincus Equity Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,481

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,481

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,481

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) PN

* Calculated based on 59,186,899 shares of common stock outstanding on April 29, 2011, as disclosed in the Company’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

SCHEDULE 13D/A

CUSIP No. 45884X103		Page 3 of 10 pages

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,481

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,481

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,481

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) PN

* Calculated based on 59,186,899 shares of common stock outstanding on April 29, 2011, as disclosed in the Company’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

SCHEDULE 13D/A

CUSIP No. 45884X103		Page 4 of 10 pages

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,481

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,481

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,481

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

* Calculated based on 59,186,899 shares of common stock outstanding on April 29, 2011, as disclosed in the Company’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

SCHEDULE 13D/A

CUSIP No. 45884X103		Page 5 of 10 pages

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,481

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,481

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,481

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

* Calculated based on 59,186,899 shares of common stock outstanding on April 29, 2011, as disclosed in the Company’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

SCHEDULE 13D/A

CUSIP No. 45884X103		Page 6 of 10 pages

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,481

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,481

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,481

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

* Calculated based on 59,186,899 shares of common stock outstanding on April 29, 2011, as disclosed in the Company’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

SCHEDULE 13D/A

CUSIP No. 45884X103		Page 7 of 10 pages

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,481

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,481

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,481

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

* Calculated based on 59,186,899 shares of common stock outstanding on April 29, 2011, as disclosed in the Company’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of InterMune, Inc., a Delaware corporation (the “Company”), to amend the Schedule 13D filed on December 4, 2003 (the “Original Schedule 13D” and, as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May 14, 2004, May 18, 2004, November 1, 2004, February 16, 2005, March 7, 2005, December 1, 2009, January 20, 2010, January 26, 2010, May 10, 2011, May 12, 2011 and by this Amendment No. 16, the “Schedule 13D”).  This Amendment No. 16 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy” and together with WPEP, WP, WP LLC, WPP LLC and Mr. Kaye, the “Warburg Pincus Reporting Persons”).  Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC.  WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”).  WPEP, WP and WP LLC previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)           On June 7, 2011, the Investors distributed an aggregate of 4,468,735 shares of Common Stock of the Company to their partners on a pro rata basis (the “Distribution”).  The Investors did not receive any consideration in connection with the Distribution.

Due to their respective relationships with the Investors, immediately following the Distribution, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 16,481 shares of Common Stock of the Company, representing less than 1% of the outstanding shares of Common Stock, based on the 59,186,899 shares of Common Stock outstanding as of April 29, 2011, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on May 10, 2011.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)           Each of the Warburg Pincus Reporting Persons may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of the 16,481 shares of Common Stock of the Company that they may be deemed to beneficially own immediately following the Distribution.  Mr. Kaye and Mr. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Investors.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of their affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)           Except as described in this Amendment No. 16 and Amendment No. 15, during the last sixty (60) days there were no transactions in the Common Stock of the Company effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or managing directors.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e)           As a result of the Distribution, the Warburg Pincus Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2011	WARBURG, PINCUS EQUITY PARTNERS, L.P.
	By:	Warburg Pincus Partners, LLC,
its General Partner

	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: June 8, 2011	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: June 8, 2011	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: June 8, 2011	WARBURG PINCUS PARTNERS, LLC
	By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: June 8, 2011	CHARLES R. KAYE

	By:	/s/ Charles R. Kaye
		Name:	Charles R. Kaye
		By:	Scott A. Arenare, Attorney-in-Fact*

Dated: June 8, 2011	JOSEPH P. LANDY

	By:	/s/ Joseph P. Landy
		Name:	Joseph P. Landy
		By:	Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.